

August 29, 2011

Via E-mail
Gordon Smith
Chief Executive Officer
Diversified Resources Inc.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8
Canada

> **Re:** **Diversified Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 3, 2011**
> **File No. 333-175183**

Dear Mr. Smith:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. All page references in this letter refer to the pages in the marked version of the amendment as filed via EDGAR. All references in this letter to "prior comments" refer to the numbered comments in our letter to you dated July 25, 2011. We refer you to prior comments 1 and 2; please give effect to those comments.

Dilution, page 11

2. We note your response to prior comment 8, and we reissue the comment. Because of the substantial disparity between the offering price and the price paid by your CEO, provide all the information that Item 506 of Regulation S-K would require.

Plan of Distribution, page 13

3.	We note your response to prior comment 10 and we reissue the comment. First, as your disclosure makes clear, you are a shell company. Therefore, your selling shareholders are deemed to be underwriters in connection with their resales. See SEC Release 33-8869 (2007). Second, because you are not eligible to use Form S-3 for a primary offering, you cannot conduct an at-the-market offering under Rule 415 and thus must conduct the offering at a fixed price. Please delete your statement that you will conduct the offering at a fixed price "until such time as the shares of our common stock are traded …" and make corresponding changes throughout your registration statement.

Description of Securities, page 14

4.	We note the new disclosure you provided in response to comment 11. Revise your document generally to clarify which class of common stock you are referring to at each place that you refer to common stock. Moreover, with regard to the class of stock the resales of which you are registering, provide all the detailed information Item 202 of Regulation S-K requires, and provide clear disclosure regarding the other classes of stock, as appropriate. Refer to Item 202(a)(4) of Regulation S-K, for example.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Karen A. Batcher, Esq. (via e-mail)